UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: March 31, 20022
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FORM 12b-25

SEC FILE NUMBER
0001790665

NOTIFICATION OF LATE FILING

CUSIP NUMBER 395392103

(Check One):   ☒  Form 10-K    ☐ Form 20-F    ☐ Form 11-K   ☐ Form 10-Q   ☐  Form 10-D ☐ Form N-SAR  ☐  Form NC SR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

The Greenrose Holding Company Inc.
Full Name of Registrant

Former Name if Applicable

111 Broadway
Address of Principal Executive Office (Street and Number)

Amityville, NY 11701
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-

CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has not completed its annual financial statements for fiscal year ended December 31, 2021 and, accordingly, the registrant’s certifying auditors have not had the opportunity to finalize their audit of the December 31, 2021 financial statements. The registrant will not be able to obtain its audited financial statements and complete and timely file its Form 10-K annual report by the prescribed due date. The registrant anticipates completion of its financial statements and audit by its certifying auditors in order to complete and file within the prescribed extension period its Form 10-K report for the period ended December 31, 2021.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Scott Cohen	516	346-5270
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☐ Yes ☒ No

●	Annual Report on Form 10-K for the fiscal year ended December 31, 2020;

●	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021;

●	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ ☐ Yes    ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant, formerly known as Greenrose Acquisition Corp., was formed a blank check special acquisition company, or SPAC, formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. The registrant had no operations and effectively no revenue from the date of its initial public offering, February 11, 2020, to the date of the consummation of its business combination. As previously disclosed in registrant’s public filings with the Commission, including its Current Report on Form 8-K filed December 3, 2021, the registrant completed it’s de-SPAC business combination with Theraplant, LLC, a Connecticut limited liability company on November 26, 2021, at which point the registrant commenced operations as an operating company. Accordingly, the results of operations for the period in which the registrant operating as an operating company would not be comparable to the results of operations for the corresponding period for the previous fiscal year, during which time the registrant remained a blank check company with no operations.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our independent registered public accounting firm completing its audit of the Company’s financial statements, the ability of us and our auditors to confirm information or data identified in the review, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Unless required by law, the registrant expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The Greenrose Holding Company Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2022	By:	/s/ William F. Harley III
Chief Executive Officer

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